April 29, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc. (“MMC”) Preliminary Proxy Statement on Schedule 14A filed April 16, 2008 (File No. 1-33564)
Dear Mr. Owings:
     On behalf of our client, Energy Holdings Limited LLC (“EHL”), we are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) dated April 25, 2008 to EHL c/o Karl Miller. The comments are repeated below and followed by EHL’s response.
     We appreciate your comprehensive review to assist with disclosure requirements and enhance the overall disclosure to investors. Please call the undersigned at the phone number at the end of this letter with respect to any questions regarding our response.
     Your letter is directed to Energy Holdings Limited LLC c/o Karl Miller. While Mr. Miller is a nominee of EHL to be elected to the MMC board and a participant in the proxy solicitation together with EHL, Mr. Miller is not a member, officer, employee or consultant of EHL. Please direct future correspondence to Energy Holdings Limited LLC, c/o G. William Eason, Managing Member, 711 Forest Hills Drive, Wilmington, NC 28403.
1.	Advise us, with a view toward disclosure, why all of the participants in the solicitation have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A, and tell us why all of the members of Energy Holdings Limited have not been named as participants, with accompanying participant information disclosed pursuant to Item 5 of Schedule 14A.
     EHL, G. William Eason and Karl W. Miller (collectively referred to herein as the “Proponents”) believe it is appropriate not to include all their director nominees (“Nominees”) on the cover page of the proxy statement as persons filing the Schedule 14A. See, for example, the proxy statements of Sherborne Investors L.P. (related to Nautilus, Inc.) dated November 5, 2007 and Glenn Nussdorf (related to Parlux Fragrances, Inc.) dated January 18, 2007, which are proxy statements in respect of proxy contests and which did not include the director nominees on the cover page of the proxy statement.
     However, as MMC’s annual meeting on May 28, 2008 is fast approaching, the Proponents believe that in order to allow MMC’s stockholders the ability to consider their proposed Nominees, it is imperative to finalize and mail the proxy statement as soon as possible. Therefore, in response to the Staff’s comment, all the participants in the proxy solicitation have been identified on the cover page of the proxy statement.
     Further, while the Proponents believe that those members of EHL who are not Nominees are not participants in the proxy solicitation as they do not control EHL’s activities, in response to the Staff’s comment, all members of EHL have been named in the proxy statement as participants and accompanying participant information has been disclosed pursuant to Item 5 of Schedule 14A. The additional participants added are Robert Clements and Robert Samuels.
2.	Please refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis:
•	“EHL was formed to address the substantial deterioration in MMC’s stockholder value, [and] the continued lack of liquidity of MMC’s shares...” page 1

•	“...our Nominees will not grant any further ‘change of control’ benefits... without obtaining stockholder approval,” which implies that stockholder approval is necessary, page 1

•	Your belief that MMC currently has “engagements with duplicative legal and consulting firms,” page 2

•	The characterization of the board fees currently being paid to MMC directors as “large,” page 2

•	Your assertion that “credibility and confidence of stockholders” needs to be “reestablished,” page 3

•	Your statement that MMC is in “a market segment that is burgeoning with opportunity,” page 3

•	“Our Nominees are committed to undertaking whatever is necessary to reestablish MMC as a viable company with great growth potential” and “MMC can be a great company again...,” which imply that the company isn’t currently a viable company with great growth potential, page 3

•	Your statement that energy demand in California is growing “in excess of 3% per annum, which is substantial in the utility industry,” page 6

•	Your belief that the acquisition of Chula Vista and Escondido “for approximately 1.3X EBITDA” was the lowest comparable acquisition in California at that time, page 8

•	Your statement that “Since EHL and other stockholders filed a Schedule 13D, the critical situation at MMC has become worse...” page 10

•	MMC’s Board chose to ignore this request [to move the annual meeting of stockholders],” page 10
These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely, Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
     The Proponents believe each of the statements included in their preliminary proxy statement filed on April 16, 2008 are supportable. The Proponents believe that support for many opinions or beliefs expressed therein are self evident. Support for other statements come from the Proponent’s knowledge of the energy industry, industry and general news publications and conversations (many of which were confidential) between certain Proponents and energy industry participants, financial analysts and other stockholders of MMC.

     While we provide below supplemental support for many of these statements, as noted above, the Proponents believe that in order to allow MMC’s stockholders the ability to consider their proposed Nominees, it is imperative to finalize and mail the proxy statement as soon as possible. Therefore, the proxy statement has been revised to delete substantially all of the statements cited as examples in the Staff’s comment and other statements that arguably could be considered of a similar nature. Therefore, it did not seem useful to provide an annotated proxy statement showing support for this deleted information.
     The Proponents supplementally advise the Staff that support for the following statements is as follows:
•	“EHL was formed to address the substantial deterioration in MMC’s stockholder value, [and] the continued lack of liquidity of MMC’s shares...” page 1
     EHL was formed as a limited liability company by the filing of a certificate of formation pursuant to the Delaware Limited Liability Company Act on March 4, 2008. Its sole members since formation have been Messrs. Eason, Hearne, Trask, Clements and Samuels. All of the members of EHL were founding stockholders of MMC. Mr. Eason is the Managing Member of EHL and the officers of EHL are Messrs. Aran, McConville and Valentine, who are all current or former energy industry executives. The members of EHL founded EHL to seek to make investments in the energy industry and to address the substantial deterioration in MMC’s stockholder value and the continued low levels of liquidity of MMC stock and to replace EHL’s incumbent board.
     As the attached supplementally provided chart derived from the Yahoo Finance website illustrates, the closing sale price of MMC common stock was $3.20 or less at all times from and after February 6, 2008 (the closing stock price was as high as $4.81 on October 5, 8 and 9 of 2007). In addition, the trading volumes of MMC common stock had continued to be quite low, thereby adversely affecting the stock’s liquidity. In fact, on only one date in February, 2008 did the trading volume exceed 10,800 shares. Accordingly, the purpose for EHL’s formation was not deleted from the proxy statement.
•	“... our Nominees will not grant any further ‘change of control’ benefits... without obtaining stockholder approval,” which implies that stockholder approval is necessary, page 1

     This statement was deleted from the proxy statement. Nevertheless, the Proponents believe that, although generally not required by law, as a matter of good corporate governance, stockholder approval should be sought to provide these types of benefits.
•	Your belief that MMC currently has “engagements with duplicative legal and consulting firms,” page 2
     This statement has been deleted from the proxy statement. Nevertheless, the Proponents believe that MMC has multiple legal counsel. The reference to duplicative consulting firms was intended to reflect the Proponents’ opinion that they disagree with MMC’s decision to engage Merriman, Curhan, Ford & Co. to assist in determining strategic alternatives.
•	The characterization of the board fees currently being paid to MMC directors as “large,” page 2
     The word “large” has been deleted from the proxy statement. Nevertheless, the Proponents believe that it is self evident that MMC’s current director fees of $20,000 annually, with an additional $500 being paid for each board and committee meeting attended in person, an additional $10,000 being paid to the Audit Committee and Finance Committee Chairs and an additional $6,000 being paid to the other Committee Chairs and the Lead Independent Director are large, especially for a microcap company. This information on MMC’s director compensation is derived from MMC’s 2008 proxy statement.
•	Your assertion that “credibility and confidence of stockholders” needs to be “reestablished,” page 3
     This statement has been deleted from the proxy statement. Nevertheless, the Proponents believe it is self evident that the credibility and confidence of stockholders in any corporation will be adversely affected when the corporation’s stock price trades at depressed levels for an extended period. See the chart provided supplementally derived from the Yahoo Finance website illustrating the closing prices of MMC’s common stock.
     The Proponents also note:

•	Proposal No. 4 contained in MMC’s 2008 proxy statement, a stockholder proposal to engage the services of an experienced broker to market and sell MMC. The supporting statement of the stockholder in that proposal reads as follows:

“On March 20, 2008, MMC’s common stock price closed at an all-time low of $1.97 per share. On that date, the market capitalization of MMC Energy, Inc. (“MMC”) was $27.4 million, which is $23.7 million below the book value of $51.1 million or $3.67 per share. MMC’s common stock is selling at a 46.4% discount to book value.

The shareholders that participated in MMC’s merger in May 2006 have suffered an 80.3% decline in value and the shareholders that participated in the July 2007 public offering have suffered a 64.2% decline in value.

The drastic decline in value of MMC’s common stock price is a clear indication that the market has little confidence in MMC’s management and its ability to execute a profitable business strategy. The sale of MMC should result in net proceeds in excess of $6.00 per share, which is 3 times greater than the current market value of $1.97 per share.

The firm of Merriman, Curhan, Ford & Co., recently employed by MMC, does not have sufficient experience in effecting comparable sales transactions within the independent power industry. Accordingly, a more qualified business broker should be employed.”

•	Proposal No. 5 contained in MMC’s 2008 proxy statement, a stockholder proposal to authorize a common stock repurchase program. The supporting statement for that proposal reads in part as follows:

“On March 20, 2008, MMC’s common stock price closed at an all-time low of $1.97 per share. On that date, the market capitalization of MMC Energy, Inc. (“MMC”) was $27.4 million, which is $23.7 million below the book value of $51.1 million or $3.67 per share. MMC’s common stock is selling at a 46.4% discount to book value.

The shareholders that participated in MMC’s merger in May 2006 have suffered an 80.3% decline in value and the shareholders that participated in the July 2007 public offering have suffered a 64.2% decline in value.

On March 20, 2008, MMC’s stock price declined by 9% from $2.23 to $2.03 per share. This is an enormous decline in value considering only 6,019 shares were traded at a total cost of only $12,219. The low stock price and continued decline in the stock price could have been avoided if there was a stock repurchase plan in effect. It should also be noted that the total volume of shares traded from January 1, 2008 to March 20, 2008 was only 426,300 shares. This low trading volume clearly indicates that the cash required to effect a stock repurchase program is not great. If MMC repurchased 426,300 shares at $5.50 per share (the IPO price) it would have cost less than $2.4 million.”
•	Your statement that MMC is in “a market segment that is burgeoning with opportunity,” page 3
     The Proponents believe it is common industry knowledge that the electric generation market segment has been extremely active. Also, please see the matrix of energy project finance deals that is published by Power Finance & Risk, which can be found on its website (www.iipower.com), which is supplementally provided.
     Nevertheless, this statement has been deleted from the proxy statement.
•	“Our Nominees are committed to undertaking whatever is necessary to reestablish MMC as a viable company with great growth potential” and “MMC can be a great company again...,” which imply that the company isn’t currently a viable company with great growth potential, page 3
     Such statement was made based on the depressed trading prices and trading volumes of MMC’s common stock. Further, MMC has engaged Merriman, Curhan, Ford & Co. to assist it in determining strategic alternatives. Nevertheless, this statement has been deleted from the proxy statement.
•	Your statement that energy demand in California is growing “in excess of 3% per annum, which is substantial in the utility industry,” page 6
     This statement, together with substantially all discussion of the energy industry generally, has been deleted from the proxy statement.

•	Your belief that the acquisition of Chula Vista and Escondido “for approximately 1.3X EBITDA” was the lowest comparable acquisition in California at that time, page 8
     Such statement was made based on the Proponents’ belief. Nevertheless, such statement, together with the entire section entitled “Understanding the Background of MMC Energy”, has been deleted.
•	Your statement that “Since EHL and other stockholders filed a Schedule 13D, the critical situation at MMC has become worse...” page 10
     Such statement was made based on the continued decrease in MMC’s stock price since March 7, 2008 (the date of the event triggering the Schedule 13D filing). According to the chart derived from the Yahoo Finance website supplementally provided, MMC’s closing stock price on March 7, 2008 was $2.86. On April 16, 2008 (the date of the filing of the preliminary proxy preliminary statement, MMC’s closing stock price was $2.55, after closing as low as $1.86 on March 25, 2008.
     Nevertheless, this statement was deleted from the proxy statement.
•	MMC’s Board chose to ignore this request [to move the annual meeting of stockholders],” page 10
     On March 14, 2008, EHL received a letter from the Chairman of the Nominating and Governance Committee of MMC notifying EHL that MMC would not accede to EHL’s proposal to move MMC’s 2008 annual stockholders meeting to April 2008. A copy of such letter is supplementally provided. Nevertheless, in response to the Staff’s comment, the statement in the proxy statement has been revised to read:
“EHL also requested that the MMC board move its annual meeting of stockholders to April 2008 so that stockholders could vote on a new slate of directors to lead MMC forward. MMC advised EHL that it would not do so.”
3.	Please disclose support for your belief that the seven nominees on your slate include “energy industry executives with proven track records and individuals with entrepreneurial talent who understand the dynamics and challenges of managing a micro cap growth company...”

     The energy industry executives included among the Nominees are Messrs. Aran, McConville, Miller and Valentine.
     As noted in their biographies included in the proxy statement:
     •   Mr. Aran is the owner of a small independent power plant developer. He also served in responsible positions with North American Power Group and El Paso Merchant Energy. In addition, he served as VP and Group Head, Project Finance, at Chrysler Corporation, where he was in charge of equity investments in independent power projects.
     •   Mr. McConville is a co-founder and Managing Partner of the company that became MMC. He also served in responsible roles at energy companies, including Enron Capital and Trade, Williams Trading and Panhandle Eastern Corporation.
     •   Mr. Miller was the former Chairman and Chief Executive Officer and a former director of MMC and a founding stockholder and Managing Partner of the company that became MMC. Prior to that time he held various executive operational and financial positions in the energy industry.
     •   Mr. Valentine was a principal in Odysseus Energy LLC where he focused on acquiring undervalued power generation assets. He also held responsible positions at Enron Capital and GE Capital, where he coordinated the provision of financing services for the construction of power plants.
     The Proponents believe that the experiences of these Nominees fully support this statement. Nevertheless, this statement has been deleted from the letter to stockholders.
4.	On page two and throughout the proxy statement, you refer to “EHL and other stockholders...” Please clarify to whom this refers. Please disclose if it refers to anyone other than EHL, Mr. Eason and Mr. Miller.
     This statement refers to EHL Mr. Eason and other stockholders of MMC with whom Mr. Miller had private confidential conversations.
     Nevertheless, the statement has been revised to read: “EHL and Mr. Eason have prevailed upon Mr. Miller to return to MMC.”

5.	Please disclose the circumstances surrounding Mr. Miller’s departure from the company and how and when “EHL and other stockholders have prevailed upon” him to return.
     We have added disclosure in the Letter to Stockholders regarding the circumstances surrounding Mr. Miller’s departure from MMC and how and when EHL, Mr. Eason and other members of EHL have prevailed upon him to return.
6.	We note your statement in the third full paragraph on page two regarding EHL’s commitment to grow the company and achieve greater profitability. Please disclose clearly that there can be no assurances that your slate of directors will be successful in achieving these objectives.
     In response to the Staff’s comment, the following language was added to the Letter to Stockholders:
“Our Nominees desire to provide the leadership necessary to execute a business plan to grow MMC for the benefit of all stockholders; however, no assurances can be given that they will be successful in achieving these objectives.”
7.	We note your disclosure in the last bullet point on page two that your nominees will not receive fees for their services as directors. Please disclose whether the directors’ agreement to not receive fees is indefinite or for a limited time. In addition, please disclose whether the board members will receive other forms of compensation such as awards of options or restricted stock.
     The disclosure has been revised as follows to reflect that director fees or other cash or equity compensation will not be paid to the Nominees for board service or meetings for at least three years:
“Our Nominees have committed not to collect fees or other cash or equity compensation for MMC board service or meetings for at least three years.”
8.	Please refer to the last sentence on page two that EHL “seeks no remuneration” for the contribution of its pipeline to MMC and the disclosure on page four that EHL intends to transfer all of its projects to MMC. Please disclose how such a transaction would be structured, and please clarify whether any consideration would be paid to EHL and in what form. Please also clearly state here, and elsewhere where you refer to these asset acquisitions, that you will make such a transfer to MMC only if you acquire any assets but that is no assurance that any such acquisitions will take place, particularly before the annual meeting takes place so that it’s clear to shareholders that they may not be able to assess this proposition as part of their consideration of voting for your slate. We may have additional comments.
     In response to the Staff’s comment, the disclosure in the letter to stockholders and in the proxy statement has been revised to read as follows:
     “If our Nominees are elected, EHL intends to assign all of its interests in projects to MMC without cost to MMC. EHL’s assets in respect of projects at the date of the Annual Meeting will likely not consist of anything other than interests in respect of letters of intent; but no assurances can be given that EHL will have any assets in respect of projects as of the Annual Meeting.”
9.	Please provide support for your statement that earnings per share of $0.05 per share following an IPO “is very rare and a testament to his leadership” on page three. In addition, please disclose and quantify the losses per share that the company experienced for the year ended December 31, 2007 as Mr. Miller served as an officer for more than 11 months of the year.
     This statement has been deleted from the letter to stockholders. The Proponents supplementally advise the Staff that this statement was made based on the belief of the Proponents.
10.	Please specifically state here that you are not giving stockholders the opportunity to vote on matters 2-5, the ratification of auditors and the approval of shareholder proposals, that have been presented on MMC’s proxy card. Please state that stockholders will be disenfranchised as to their ability to vote on those matters if they choose to vote using your proxy card.
     In response to the Staff’s comment, the following disclosure has been added:

“If you vote your Blue proxy card, you will not have the opportunity to vote on Proposal No. 2 (Ratification of Independent Auditors), Proposal No. 3 (Stockholder Proposal to Adopt a Policy which Provides for a Mandatory Retirement Age of 75 for Outside Directors), Proposal No. 4 (Stockholder Proposal to Engage the Services of an Experienced Broker to Market and Sell MMC Energy, Inc.) or Proposal No. 5 (Stockholder Rights to Authorize a Common Stock Repurchase Program) that are described in the 2008 Proxy Statement of MMC and are presented on MMC management’s white proxy card. Stockholders who choose to vote the Blue proxy card will be disenfranchised as to their ability to vote on those matters.”
11.	With respect to the transactions disclosed in the table on page four, please disclose how EHL intends to fund each transaction. We note the disclosure in the last paragraph on page four that the projects could be funded with MMC equity. Please disclose whether EHL expects to be able to fund these projects if the proxy contest is not successful. Please disclose that there can be no assurances that either debt or equity funding will be available on acceptable terms, if at all. In addition, please explain why you believe, as disclosed in the last paragraph on page five, that significant debt and equity financing opportunities are available in today’s credit and capital markets.
     In response to the Staff’s comment, the disclosure in the second paragraph under the heading “Contribution of EHL Pipeline to MMC” has been revised to read as follows:
“EHL management is in preliminary discussions with several funding sources for the financing of certain of its projects; however such talks are in their early stages and no determination has been made as to how any of EHL’s projects will be funded.”
     Also note that the first full paragraph under the table in that section includes the following disclosure:
“EHL’s involvement in each project is at a relatively early stage. No financing commitments have been received and final due diligence has not been completed with respect to any of these projects. Therefore, no assurances can be made regarding EHL’s ability to complete these projects or their success should they be completed.”

     The disclosure regarding funding of projects with MMC equity has been deleted. In addition, the disclosure regarding the Proponents’ belief with respect to availability of debt and equity for well structured transactions has been deleted.
12.	On page eight, please remove the reference to the “dedicated” uses of funding of the net proceeds from the public offering as it is not consistent with the use of proceeds disclosure in the prospectus for that offering. Please refer to page 19 of the prospectus dated June 28, 2007 where the use of proceeds for Chula Vista and Escondido are described as expectations and estimates. Please also note the disclosure in the fourth full paragraph on page 19 of the prospectus that the company retains discretion over the use of proceeds from the offering. Please revise other references in the proxy statement to the use of proceeds consistent with this comment.
     That reference, together with the entire section entitled “Understanding the Background of MMC Energy”, has been deleted.
     We note, that page 19 of MMC’s prospectus referred to in the Staff’s comment states, “We expect to use approximately $38.0 million of the net proceeds of this offering for energy efficient upgrades of our MMC Chula Vista and MMC Escondido facilities.” The Proponents believe that this disclosure expresses a clear intent describing the contemplated use of an estimated $38 million of the proceeds.
13.	We note the disclosure regarding Mr. Miller’s personal guarantee of the debt facility. Please also disclose that the facility was guaranteed by Mr. Gagnon and Mr. Quinn, the company’s former president.
     As noted above, the entire section entitled “Understanding the Background of MMC Energy” has been deleted.
14. Please include in the timeline the date of Mr. Miller’s departure from the company.
     As noted above, the entire section entitled “Understanding the Background of MMC Energy” has been deleted.

15.	Please disclose whether any of the members of MMC’s current board of directors and management also served while the milestones described were achieved.
     The entire section entitled “Milestones Achieved Under Mr. Miller” has been deleted.
16.	Because Mr. Miller served as a director of the company until February 2008 and as an officer of the company until December 2007, please revise your document to indicate what prior actions, if any, Mr. Miller took as an officer and a member of the Board to try to change the company’s actions or address some of the concerns raised. For example, it appears that Mr. Miller would have been in a position to influence whether the company made a timely filing to FERC for the reinstatement of the payments by CAISO. In the alternative, please disclose whether you believe that all of the issues raised in the proxy statement occurred only after Mr. Miller’s departure and your basis for that belief.
     As noted above, the entire section entitled “Milestones Achieved Under Mr. Miller” has been deleted.
     Nevertheless, Mr. Miller supplementally advises the Staff that due to his confidentiality obligations contained in his Separation Agreement with MMC, he is unable to state whether, while he was CEO of MMC, he disagreed with the decision not to make a timely FERC filing for the reinstatement of payments by CAISO. Mr. Miller further notes that on December 7, 2007, the last trading day prior to his removal as CEO of MMC, the closing price of MMC stock was $3.63, compared to a closing price of $2.86 on March 7, 2008 and $2.46 on April 24, 2008. We supplementally provide stock price information from the Yahoo Finance website reflecting the closing prices of MMC shares.
17.	Please explain what you mean when you say you instructed the company not “to sell any assets without stockholder approval or to redirect cash to unauthorized uses.” Please disclose the basis of your belief that the company was seeking to engage in such activities and why you are characterizing them as “ill advised transactions.”
     The last two sentences in the first paragraph in the section entitled “Chronology of Events Leading Up To Our Decision to Replace the Entire Board Of Directors Of MMC And Initiate This Proxy Solicitation”, which contain these statements, have been deleted.

     Nevertheless, the Proponents supplementally advise the Staff as follows:
     The reference to not selling assets was derived from (i) MMC’s retention of Merriman, Curhan, Ford & Co. to assist MMC with “strategic alternatives”, which is often followed by the sale of a company or its assets and (ii) confidential conversations with other stockholders of MMC and industry participants, who informed certain of the Proponents of their belief that MMC was contemplating selling its assets. As major stockholders of MMC, the Proponents desired to make known to MMC their views that such action should not occur without stockholder approval.
     The reference to redirecting cash to unauthorized uses is a reference to the language in MMC’s IPO prospectus referred to in comment 12 above with respect to upgrades to its Chula Vista and Escondido facilities. Such reference has been deleted.
     Such actions were referred to as ill-advised because, in the Proponents’ business judgment, that is their view as to such actions.
18.	We note your disclosure that the Schedule 13D filed March 7, 2008 disclosed that Mr. Miller beneficially owned 5% of the outstanding shares of common stock of the company and that the company failed to disclose such ownership in its definitive proxy materials as required by SEC rules. Based on our review of the beneficial ownership of 651,328 shares and 50,000 options that Mr. Miller disclosed in Schedule 13Ds as of March 7, 2008 and March 20, 2008 and based on the 14,144,347 shares outstanding as disclosed by MMC in MMCs Schedule 14A, we calculate Mr. Miller’s beneficial ownership to equal 4.94% of the outstanding shares, though we acknowledge that subsequent to the filing of MMC’s Schedule 14A Mr. Miller acquired additional shares that caused him to exceed the 5% threshold. As a result, please advise us as to why you believe Mr. Miller beneficially owned 5% or more of the company’s common stock as of March 20, 2008, which is a date prior to the filing of the company’s definitive proxy materials, or remove the sentence from the proxy statement. In addition, we note that the Schedule 13D/A filed April 17, 2008 reflects Mr. Miller’s purchase of 10,000 shares on April 14, 2008 which is not consistent with the disclosure indicating that Mr. Miller owned such shares as of March 19, 2008 in Annex I of the proxy statement. Please advise or revise.
     On March 17, 2008, a Schedule 13D was filed (relating to an event which occurred on March 7, 2008). Our calculation of Mr. Miller’s beneficial ownership percentage was based on 13,917,347 shares outstanding, as listed in MMC’s Annual Report on Form 10-K filed on March 12, 2008 which was MMC’s latest public filing at that time. MMC’s later filed proxy statement reflects 14,144, 347 shares outstanding.

We have deleted the reference to MMC’s failure in its proxy statement to describe Mr. Miller as a 5% owner.
     The reference to March 19, 2008 in Annex I to the proxy statement should have instead referred to April 14, 2008. Karl W. Miller purchased 10,000 shares on April 14, 2008 and as of the close of business on that date, he beneficially owned 711,328 shares. In order to reflect Mr. Miller’s additional purchase of 3,500 shares on April 17, 2008, the disclosure has been revised to state: “As of the close of business on April 17, 2008, Mr. Miller beneficially owned 714,828 shares of common stock of MMC.”
19.	Please provide support for the statement in the last paragraph on page 10 that “MMC’s optimum strategy should have been clear to those experienced in the energy industry.”
     EHL believes that MMC’s optimum strategy should be to complete the upgrade of the Chula Vista and Escondido projects. To the extent that one of the strategic alternatives to be developed by MMC is the sale of MMC or these projects, EHL believes that stockholders will not be able to receive full value as the construction and permitting of these projects has not been completed. To the extent that a share repurchase is a strategic alternative, EHL believes that the cash used for share repurchases should instead be used for enhancement of MMC’s assets.
     Nevertheless, this statement was deleted from the proxy statement.
20.	Please revise your characterization of the earnings teleconference on page 10 to explain whether MMC was required to discuss the topic you mention and refused to take more than one call, as you imply here, and provide the basis for your belief that the move of the current CEO to California was done specifically in response to your criticism.
     We have revised the characterization of the earnings teleconference to delete the reference that MMC accepted only one call. Disclosure has been added to state that EHL’s belief that the announcement of the move of the current CEO to California was in response to EHL’s criticism is because the announcement came promptly after EHL’s March 7 letter to the MMC board referencing the benefits of a relocation to California.

21.	Please provide support for your belief that the share repurchase is “completely inappropriate” and is not “in MMC’s best interests.” Please also provide support for your assertion that the announcement of the repurchase plan “puzzled” analysts, as you indicated in your Definitive Additional Soliciting Materials filed March 31, 2008.
     We have revised the disclosure to state that it is EHL’s belief that the better use of MMC’s cash should be for the completion of its construction projects. In EHL’s March 31 press release, EHL stated that the repurchase plan “puzzled” analysts. Certain analysts had expressed the view to Kevin McConville, COO of EHL, that they did not understand the use of MMC’s cash for a share repurchase program at this time. Those comments were made to Mr. McConville confidentially.
22.	Please provide support and a timeframe for the assertion that MMC’s share price has deteriorated 80%. While we note that you attribute this statement to a third party here, you have also made similar statements in your Definitive Additional Soliciting Materials filed April 1, 2008.
     We supplementally provide stock price information from the Yahoo Finance website reflecting the closing prices of MMC shares. Please note that MMC’s closing share price has fallen from $9.75 per share on April 20, 2007, the date of MMC’s ten for one reverse stock split, to $1.86 per share on March 25, 2008, a deterioration of 80.9%.
23.	Please state clearly in the fourth full paragraph on page 10 whether you believe that the current proxy contest will trigger payments under the change of control agreements and any other agreements you are aware of.
     A statement has been added that, if the EHL Nominees are elected, a “change in control” would result under the change in control agreements entered into by MMC with its senior managers and that the change in control benefits would become payable in the event of subsequent termination of employment. We are not aware of any other change in control benefits and therefore have not disclosed any.

24. Please disclose how the nominees came to be participants in this solicitation.
     The section entitled “Key Questions For Our Nominees” has been deleted in the revised preliminary proxy statement. We believe that the Nominees are deemed to be participants pursuant to Instruction 3(a)(ii) of Item 4 of Regulation 14A.
     Under Proposal 1, we have added disclosure that Messrs. Eason, Hearne and Trask became participants in the solicitation by reason of being members (Mr. Eason is the Managing Member) of EHL and their consent to EHL’s request to be named as nominees. EHL has also requested that Mr. McConville, EHL’s Chief Operating Officer, Mr. Aran, EHL’s Chief Financial Officer, and Mr. Valentine, EHL’s Chief Development Officer, also consent to serve as Nominees because of their experience in the energy industry and they are participants as a result of consenting to act as Nominees. Disclosure has also been provided in Proposal 1 and the Letter to Stockholders that the EHL members, who are founding stockholders of MMC and have known Mr. Miller since the founding of MMC, prevailed upon Mr. Miller shortly after his resignation from the MMC board to be EHL’s Nominee and to participate in the proxy solicitation.
25.	We note the disclosure on page 12 that if the proxy contest is successful, EHL intends to make Messrs, Miller, McConville and Aran full-time employees of MMC. Please disclose whether any negotiations have occurred with respect to executive compensation arrangements and whether you expect that such individuals will execute employment agreements.
     Disclosure has been inserted under Proposal 1 that there have not yet been any negotiations, offers or determinations made with respect to compensation arrangements for Messrs. Aran, McConville and Miller. Although employment agreements for these individuals may be entered into if the proxy contest is successful, there have been no negotiations, offers or determinations with respect to the terms and conditions of any employment agreements.
26.	Please revise your discussion of Mr. McConville’s occupation or employment since 2004. This information is particularly relevant in light of your claim that, inter alia, your alternate slate of directors has “a proven track record.” See Item 401(e) of Regulation S-K.
     Disclosure has been added of Mr. McConville’s occupation since 2004.

27.	Please disclose which of the directors nominated would be independent under the listing standards applicable to the company. See Item 7 of Schedule 14A and Item 407 of Regulation S-K.
     Under Proposal 1, we have added disclosure that Messrs. Eason, Hearne, Trask and Valentine would qualify as independent directors in accordance with published listing requirements of the Nasdaq Global Market which are applicable to MMC.
28.	In the second full paragraph on page 16, you reserve the right to substitute nominees in the event that those you have identified decline to serve or in the event MMC makes any changes to its bylaws or takes any other actions that would have the effect of disqualifying your nominees. Provide us with the authority upon which you will be able to make such substitution without re-soliciting shareholders and how such substitution would be consistent with MMC’s advance notice bylaw provision.
     The reservation of rights to substitute nominees has been deleted and therefore no further disclosure is being made.
29.	With respect to this proposal and proposal 3, tell us whether these proposals, if approved by stockholders, are binding on the company or whether board action will be required even if stockholders approve these actions. If the latter, please revise your disclosure to state this.
     Article VI of MMC’s Bylaws provides that the directors may amend the Bylaws. While the Bylaws are silent on the ability of stockholders to amend the Bylaws, Section 109 of the Delaware General Corporation Law provides that the conferral of the power to adopt, amend or repeal Bylaws upon the directors shall not divest the stockholders of such corporation of the power, nor limit the stockholders’ power, to adopt, amend or repeal Bylaws. Copies of Article VI of MMC’s Bylaws and Section 109 of the Delaware General Corporation Law are supplementally provided. We therefore believe that Proposals 2 and 3, if adopted by stockholders, will be binding on MMC and will not require board action in order to be effective.
30.	We note that Proposal 3 seeks to repeal any provision of the company’s bylaws adopted after March 7, 2008. Please disclose if you are aware of any amendments or changes that may have been made since that time. Given the purpose of the proposal, please disclose whether any potential new bylaws or amendments to existing bylaws will be repealed where they are wholly unrelated to preventing shareholders from accomplishing the objectives described in the proxy statement. Revise to disclose all of the potential effects of this proposal on shareholders. For example, please indicate that it could be used to repeal bylaw amendments that would be favored by a majority of MMC’s shareholders. You do not provide a termination date for the shareholder action to be taken by this proposal. If the bylaw repeal provision is adopted, disclose whether it would be an automatic revocation of any bylaws adopted by the board after the meeting. Disclose whether there are any bylaw or statutory provisions that invest the authority to adopt bylaws with the directors, and if so, how your proposal consistent with those provisions. Since it is difficult or impossible to predict the effects of a provision with a scope that is so broad, ensure that you include appropriate disclosure of potential unintended consequences of its adoption. Explain how the proposal may be detrimental to shareholders.
     Proposal 3 had been clarified to limit its effect to repeal of Bylaws or Bylaw amendments adopted between March 7, 2008 and the Annual Meeting date. We have disclosed that MMC has not disclosed any Bylaw amendments since March 7, 2008 and that the Proponents are not aware of MMC having adopted any new Bylaw or Bylaw amendment since that date. Disclosure has also been added that the effect of adoption of Proposal 3 may have unintended consequences, such as repeal of a Bylaw provision that may be favorable to stockholders or the repeal of a Bylaw provision that does not have the effect of impeding our proxy solicitation. As noted in our response to comment 29 above, we do not believe that board action is required for the effectiveness of Proposal 3 after stockholder approval and we have so disclosed in Proposal 3.
31.	We note your intent to use discretionary authority with respect to any other matters that properly come before the Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c). Please confirm your understanding.
     This will confirm our understanding pursuant to Rule 14a-4(c) that discretionary authority conferred with a proxy may not be used to vote upon matters not known to us at the time of this solicitation but which come to the attention of the participants a reasonable time before the meeting.

32.	We note that you may employ various methods to solicit proxies including mail, courier services, Internet, advertising, telephone, facsimile or telecopier or by electronic mail. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding in this regard.
     This will confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.
33.	Please provide us with your analysis as to why you did not disclose the intention to insert a new management team in a Schedule 13D filing.
     Amendment No. 1 to the Schedule 13D stated that, if the Nominees are elected, they would use their best efforts to elect Messrs. Aran, McConville and Miller to executive officer positions of the Issuer. It was our view that this provided the material disclosure. The implication appeared clear that the appointment of a new senior management team would mean the replacement of current senior managers. We would be grateful for any view that the Staff has on this point and, if the Staff disagrees, an amendment to the Schedule 13D will be filed to add the disclosure that the appointment of a new senior management team will result in the replacement of the current senior managers.
34.	Please explain why you felt it necessary to “remind the board that no stockholder is entitled to preferential disclosure regarding any sale strategy.” Please disclose any facts you are aware of that would lead you to believe that (i) the company is pursuing a sale strategy and (ii) the company has made or intends to make such selective disclosure.
     EHL is aware that certain stockholders have recommended to MMC that it pursue a sale strategy. See, for example, Proposal No. 4 in MMC’s proxy statement. EHL has also announced that it has retained Merriman, Curhan, Ford & Co. to assist it in determining strategic alternatives, which would typically include a sale. EHL, as a major stockholder of MMC, wished to assure that the proxy contest is conducted with all stockholders having equal access to information and that MMC not selectively disclose to certain stockholders that a sale is being pursued so as to induce stockholders in favor of a sale transaction to vote for the incumbent board. We are not aware of any selective disclosure made by MMC or intent to make a selective disclosure.
35.	Please provide your analysis as to why MMC is required to use the proceeds of the offering solely for the Chula Vista and Escondido projects based on the disclosure in the offering prospectus.
     EHL supplementally advises the Staff that EHL believes that the June 2007 offering prospectus reflects the clear intent of MMC to use an estimated $38 million of the approximately $46 million net proceeds of the offering for upgrades of the Chula Vista and Escondito plants. The cost of those upgrades was estimated at $126 million. It is recognized that the disclosure in the prospectus permitted the proceeds to be used for other purposes. The Proponents believe however, that use of a significant amount of the proceeds, such as up to $12 million for share repurchases, within a short time after the offering with expenditures still necessary for the completion of the projects, appears not to be consistent with the stated intent of the offering.
     The Proponents acknowledge that:
•	the Proponents are responsible for the adequacy and accuracy of the disclosure of the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Proponents may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please note that the supplemental information being provided is being delivered via facsimile to Ms. Blair Petrillo of the Staff.
     Please call me at (212) 408-5371 to discuss this response.
Sincerely,
/s/ Edward P. Smith
Edward P. Smith
Enclosures